Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2015	2014	2013	2015	2014	2013
	(in thousands, except per share data)
Weighted average number of common shares outstanding	61,030	59,666	58,707	61,030	59,666	58,707
Potential dilution from share-based awards (a)	—	—	—	2,291	1,940	—
Total shares	61,030	59,666	58,707	63,321	61,606	58,707

Income (loss) from continuing operations	$42,115	$38,331	$(133,381)	$42,115	$38,331	$(133,381)
Income (loss) from discontinued operations, net of income taxes	5,494	5,449	(122,540)	5,494	5,449	(122,540)
Net income (loss)	47,609	43,780	(255,921)	47,609	43,780	(255,921)
Net loss attributable to non-controlling interest	(1,278)	(63)	(51)	(1,278)	(63)	(51)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$48,887	$43,843	$(255,870)	$48,887	$43,843	$(255,870)

Per share data:
Income (loss) from continuing operations	$0.71	$0.64	$(2.27)	$0.68	$0.62	$(2.27)
Income (loss) from discontinued operations, net of income taxes	0.09	0.09	(2.09)	0.09	0.09	(2.09)
Net income (loss) per common share	$0.80	$0.73	$(4.36)	$0.77	$0.71	$(4.36)

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.